UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10482B101

(CUSIP Number)

Mark Crockwell Director Al Shams Investments Limited 5B Waterloo Lane Pembroke HM 08 Bermuda +1 441 298 8104	Richard Faber Director Spartan Investment Management Limited Sarnia House Le Truchot St Peter Port Guernsey +44 1481 737600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Al Shams Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,722,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,722,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,722,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Wafic Rida Said
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,722,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,722,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,722,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Spartan Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,722,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,722,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,722,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

ITEM 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Braemar Hotels & Resorts Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)-(c)

The business address of Mr. Said is Flat E, 100 Eaton Square, London SW1, United Kingdom.

Since the initial filing of the Schedule 13D, ASIL has redomiciled in Bermuda.

The following table sets forth the names, business addresses and present principal occupation of each director of ASIL. ASIL does not have any executive officers. Each of the persons listed below is a British citizen.

Name	Business Address	Present Principal Occupation
David Auckland	5B Waterloo Lane, Pembroke HM 08 Bermuda	Chief Executive Officer, Said Holdings Limited
Mark Crockwell	5B Waterloo Lane, Pembroke HM 08 Bermuda	Treasurer, Said Holdings Limited

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any other person listed under (a)-(c) of this Item 2 above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following disclosure thereto:

The shares of Common Stock disclosed on this Amendment No. 1 were acquired by ASIL with working capital of ASIL and loans from its shareholder, Mr. Said. The aggregate purchase price of such shares of Common Stock was $14,575,256.25.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following disclosure thereto:

Since the filing of the Schedule 13D, ASIL made additional purchases of Common Stock to maintain its percentage interest investment in the Issuer and reduce the average per-share cost of such investment.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b)

The Reporting Persons may be deemed to beneficially own an aggregate of 5,722,000 shares of Common Stock, which represents approximately 8.9% of the shares of Common Stock outstanding based on the total number of shares of Common Stock outstanding as of November 3, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021. All such shares of Common Stock are owned directly by ASIL and Mr. Said owns 100% of ASIL. Pursuant to the Advisory Agreement, SIML may be deemed to own such shares of Common Stock. The filing of this Schedule 13D shall not be construed as an admission that SIML is the beneficial owner of any of the shares of Common Stock that it may be deemed to beneficially own, nor shall it be construed as an admission that any partner, member, director, officer or affiliate of SIML is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own, and beneficial ownership of, and any pecuniary interest in, any such shares of Common Stock by the foregoing persons is expressly disclaimed.

(c)

Since the filing of the Schedule 13D, ASIL has effected the transactions set forth on Schedule I attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

AL SHAMS INVESTMENTS LIMITED
By:	/s/ Mark Crockwell
Name:	Mark Crockwell
Title:	Director

WAFIC RIDA SAID
/s/ Mark Crockwell
Attorney-in-Fact

SPARTAN INVESTMENT MANAGEMENT LIMITED
By:	/s/ Shaun Robert
Name:	Shaun Robert
Title:	Director

SCHEDULE I

The transactions set forth in the following table were effected by Al Shams Investments Limited since the filing of the Schedule 13D. Unless otherwise noted, each transaction was effected on the open market.

Date	Security	Amount Bought / (Sold)	Approx. Price per Share ($)
8/30/2019	Common Stock	30,000	8.997
9/4/2019	Common Stock	30,000	9.0477
2/3/2020	Common Stock	28,636	8.0212
2/4/2020	Common Stock	43,092	7.9683
2/5/2020	Common Stock	15,078	8.0608
11/25/2020	Common Stock	20,000	4.1706
11/25/2020	Common Stock	80,000	4.2981
11/27/2020	Common Stock	100,000	4.5368
11/30/2020	Common Stock	30,000	4.3458
11/30/2020	Common Stock	70,000	4.3593
12/1/2020	Common Stock	70,000	4.5532
5/20/2021	Common Stock	210,997	6.0156
5/20/2021	Common Stock	1,650	5.986
5/20/2021	Common Stock	15,000	5.9953
5/20/2021	Common Stock	184,858	5.9146
5/21/2021	Common Stock	87,495	5.9806
5/26/2021	Common Stock	136,313	6.0089
5/26/2021	Common Stock	113,687	5.962
5/26/2021	Common Stock	50,000	5.8658
8/4/2021	Common Stock	165,000	5.2687
8/9/2021	Common Stock	97,513	5.25
8/10/2021	Common Stock	55,592	5.3673
8/11/2021	Common Stock	73,248	5.2093
8/12/2021	Common Stock	142,306	5.2833
8/12/2021	Common Stock	200,000	5.3822
8/17/2021	Common Stock	78,700	5.322
8/17/2021	Common Stock	140,560	5.2498
8/17/2021	Common Stock	60,403	5.1572
8/18/2021	Common Stock	200,000	4.9273
8/19/2021	Common Stock	110,114	5.0205
8/23/2021	Common Stock	6,564	4.9